UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at September 4, 2007

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 4, 2007

* Print the name and title of the signing officer under his signature

Ste. 1020 - 800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092

NEWS RELEASE

ANOORAQ ENTERS INTO MAJOR EMPOWERMENT TRANSACTION
WITH ANGLO PLATINUM TO TRANSFORM THE COMPANY INTO AN
INDEPENDENT AND SIGNIFICANT PGM PRODUCER

September 4, 2007, Vancouver, BC ― Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV;ARQ; AMEX:ANO; JSE:ARQ) and Anglo Platinum Limited ("Anglo Platinum") announced today they had entered into a detailed transaction framework agreement (the "TFA") which, if implemented, will transform Anooraq into an independent and significant platinum group metal ("PGM") producer.

Anooraq has been actively engaged in the exploration and development of PGM properties in the Bushveld Complex in South Africa since 2000. The Company's primary assets are the Ga-Phasha PGM Project ("Ga-Phasha"), the Boikgantsho PGM Project ("Boikgantsho") and the Kwanda PGM Project ("Kwanda"), which are 50/50 joint ventures with Anglo Platinum. Pelawan Investments ("Pelawan"), a 100% broad-based HDSA (Historically Disadvantaged South African) company, owns 65% of Anooraq, together with 167 million BEE warrants exercisable up until 31 December 2008.

Pursuant to the TFA, Anglo Platinum will sell to Anooraq an effective 51% of Lebowa Platinum Mines Limited ("Lebowa") and an effective 1% controlling interest in the Ga-Phasha PGM Project ("Ga-Phasha") for a total cash consideration of South African Rand 3.6 billion (approximately C$530 million). The parties have also reached agreement, in principle, for the sale of an additional effective 1% controlling interest in both the Boikgantsho PGM Project ("Boikgantsho") and the Kwanda PGM Projects ("Kwanda") to Anooraq. This means that Anooraq will own and control Lebowa Platinum Mines as well as the Ga-Phasha, Boikgantsho and Kwanda exploration and development PGM projects through its 51% control interest, with 49% held by Anglo Platinum. These interests will be held through a new holding company ("Lebowa Holdco").

Lebowa, currently 100% owned by Anglo Platinum, is located on the north-eastern limb of the Bushveld Complex.

-Lebowa platinum mine consists of a vertical shaft and declines with underground operations mining the Merensky and UG2 Reefs. In 2006, annual refined production was 202,500 ounces of platinum, palladium, rhodium and gold ("4E"), including 109,200 oz of platinum from its 140,000 tonnes per month ("tpm") operation.

-The scale of the mining operations at Lebowa is currently being increased to reflect the true quality of the mineral deposits. Expansion projects at Lebowa, approved by Anglo Platinum, are being implemented. The Middelpunt Hill UG2 and Brakfontein Merensky expansions will increase production to about 245,000 tpm, producing about 430,000 4E oz, including 200,000 oz of platinum, by 2012.

-Upon completion of the transaction, Anooraq's attributable share of the Lebowa production will be 51% of Lebowa production, that is, approximately 103,300 4E ounces (based on 2006 production). Upon completion of the Lebowa expansions announced to date, it is estimated that Anooraq's attributable share will increase to approximately 219,300 4E ounces annually.

-Operational control of the assets within Lebowa Holdco will pass to Anooraq on implementation of the transaction agreements.

-Additional expansion projects at Lebowa on both the Merensky and UG2 Reef horizons are at an advanced stage of evaluation. Anooraq and Anglo Platinum believe there is scope for expansion of current operations to 350,000 tpm.

- Lebowa has significant mineral reserves and resources which, according to Anglo Platinum's Annual Report, at 31 December 2006, were:

o        proved and probable mineral reserves of 23.0 million tonnes grading 4.29 g/t 4E in the Merensky Reef and 42.5 million tonnes grading 5.30 g/t 4E in the UG2 Reef, plus
o        measured and indicated resources of 48.7 million tonnes grading 5.61 g/t 4E in the Merensky Reef and 171.0 million tonnes grading 6.76 g/t 4E in the UG2 Reef, and
o        additional extensive inferred resources in both the Merensky and UG2 Reef horizons.
o        For details of Lebowa's mineral reserves and resources, see Table 1 at the end of this release.

Ga-Phasha is at a pre-feasibility stage of project development with potential for underground mining. Ga-Phasha is contiguous to the Lebowa property and also situated on the north-eastern limb of the Bushveld Complex. Ga-Phasha has significant PGM mineral resources estimated in the Merensky and UG2 Reefs that are open down dip to further expansion. For mineral resources estimated by Anglo Platinum in the Merensky Reef and UG2 deposits in 2006, see Table 2.

Boikgantsho, located on the Bushveld Complex's northern limb, is also at a pre-feasibility stage. There are substantial mineral resources in the Drenthe and Overysel North deposits that are potentially amenable to open pit mining. For Boikgantsho mineral resources as estimated by Anooraq to 2004, see Table 3.

Kwanda, also located on the northern limb, is at the early exploration stage.

Tumelo Motsisi, Acting President and CEO of Anooraq, said:

"This transaction accomplishes two of our original objectives:

  It immediately transforms Anooraq into a significant PGM producer.
  It fulfills Anooraq's and Pelawan's stated objective of creating an HDSA controlled, independent and significant PGM producer. Anooraq's reserves and resources will increase significantly such that we will now control the third largest PGM resource base in South Africa."
"Lebowa is an excellent asset to add to our stable. It has attractive grades, established water, power and road infrastructure and an approved expansion in place to double existing production by 2012 as well as a number of other exciting growth opportunities."

As the Ga-Phasha Project is contiguous to Lebowa, Anooraq is confident it will be able to exploit significant synergies between the two operations. Additionally, as Lebowa Holdco will be a stand-alone company, it will be able to advance operations and the projects at Lebowa and Ga-Phasha in accordance with its own mines and project scheduling.

Tumelo Motsisi added:
"Upon implementation of the transaction, control of the operations at our platinum projects and Lebowa will pass to Anooraq. This will allow us to evaluate our project pipeline and develop the assets in accordance with Anooraq's timetable. We will also be in a position to strengthen our technical capacity through our enhanced relationship with Anglo Platinum."

Anglo Platinum and Anooraq have agreed to transform Anooraq into a fully integrated mine to market company in the medium term.

Pelawan's controlling interest in Anooraq was the result of a reverse take over transaction in 2004 whereby Anooraq and Pelawan combined their respective PGM assets. Pelawan's shareholders comprise fifteen broad-based black economic empowerment ("BEE") entities, including women's investment groups, which account for about 42% of Pelawan, cultural trusts and rural groups within the proximity of Anooraq's operations.

Meta Maponya, Director of Pelawan, said:
"Anooraq is truly committed to women's ownership in the mining sector. The women provide meaningful contributions to Pelawan at board level in areas such as skills development and procurement. Women's participation will extend to executive and management roles within Lebowa Holdco."

Communities associated with the operations will participate in the transaction. Over 35,000 people are expected to benefit through a community trust. In addition, an employee share ownership plan ("ESOP"), broadly aligned to Anglo Platinum's ESOP principles will be provided for all Lebowa Holdco employees, benefiting about 3,000 employees.

Tumelo Motsisi concluded:
"This is a very exciting day for all of us at Anooraq and Pelawan. Through this transaction, we are achieving our ambition of becoming a significant PGM player and being in control of our own destiny. The broad-based empowerment of Pelawan, the communities and employees is a significant achievement for everyone involved."

Anooraq and Pelawan plan to fund the purchase consideration through a combination of debt and equity.

The transaction is subject to a number of conditions and is expected to close during the first half of 2008. Certain of these conditions include:
  Completion of confirmatory due diligence;
  Completion of definitive transaction agreements;
  Regulatory approvals;
  Stock Exchange approvals;
  Financing; and
  Shareholder approvals as required.

In conjunction with these transactions and consistent with meeting Anooraq's stated BEE objectives, the Company is making the following management changes, effective immediately. Mr Ron Thiessen has relinquished the role of President and CEO and will remain a non-executive director. Mr Tumelo Motsisi, former deputy CEO and Managing Director, has been appointed as Acting President and CEO of Anooraq. The Company wishes to thank Mr. Thiessen for the vital role he played during Anooraq's transitional period from 2004 to bringing the Company to where it is today.
David Copeland, P.Eng., a qualified person who is a consultant to but not independent of the Company, has reviewed this news release.

On behalf of the Board of Directors
Tumelo Motsisi
Acting President and CEO

For further information please contact:

Anooraq (South Africa) +27 11 883 0831
Tumelo Motsisi, Acting President & CEO
Meta Maponya, Director of Pelawan
Joel Kesler, Head of Business Development

Anooraq (North America)
Investor Relations +1 604 684 6365
Toll free 800 667 2114

Investor Relations advisors (South Africa)
College Hill +27 11 447 3030
Nicholas Williams +27 83 607 0761
Nandile Ngubentombi +27 82 825 8004

Investor Relations advisors (North America)
Breakstone Ruth
Barbara Cano +1 646 452 2334

Anooraq Resources Corporation is engaged in the exploration and development of PGM properties in the Bushveld Complex and has a long-term objective of becoming a significant PGM producer in South Africa through organic and acquisitive growth. Its assets include a 50% interest in the Ga-Phasha, the Boikgantsho and the Kwanda JV Projects.

Anooraq is incorporated in the Province of British Columbia, Canada and is 65% owned and controlled by Pelawan Investments, which also holds 167 million Anooraq warrants. Anooraq has a primary listing on the TSX Venture Exchange (ARQ) and secondary listings on the American Stock Exchange (ANO) and the JSE Limited (ARQ).

Pelawan's shareholder base comprises 15 broad-based BEE entities, including women investment groups, which account for approximately 42% of Pelawan, cultural trusts and Limpopo-based rural groups within the proximity of Anooraq's operations. Anooraq is one of the leading mining companies committed to women ownership in the mining sector. Women's interests include Mookodi Trading, Africa Without Boundaries Mining and Leswika Womens Investments. Each of these women's groups is committed to the advancement of women's interests and provides a meaningful contribution to Pelawan at board level.

Mineral Reserves and Resources

The mineral resources for Lebowa and Ga-Phasha were estimated using geostatistical methods, and were categorized according to the South African Code for Reporting Mineral Resources and Mineral Reserves (the "SAMREC Code") March 2000 guidelines by Anglo Platinum's in-house qualified persons.

For Lebowa, all samples were analyzed by fire assay at the Anglo Research Laboratory with check assays completed at Genalysis in Australia. In keeping with Anglo Platinum practice, regressed values for Rh have been assessed for Rh values below the detection limit. The estimates are not based on resource cut-off grades as these do not apply at current metal prices. Cash operating costs for 2006 were US$597/oz PGM refined. The qualified person is Paul Stevenson, Pr.Sci.Nat In his opinion, the definitions and standards of the SAMREC Code are substantively similar to the definitions and standards of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Standards") which are recognized by the Canadian regulatory authorities and NI 43-101; and a reconciliation of the resources between the SAMREC Code and the CIM Standards does not provide a materially different result.

For Ga-Phasha, all samples were analyzed by fire assay at the Anglo Research Laboratory with check assays completed at Genalysis in Australia. The resource cut width for the UG2 estimates is 0.90 m. The qualified person for the estimates is Gordon Chunnett, Pr.Sci.Nat. The resource cut width for the Merensky reef is 0.9 m. The Merensky reef estimate has not been previously disclosed by Anooraq. It is based on 257 exploration borehole intersections drilled at an approximately 200 m spacing for measured resources (although borehole spacing is only one of the indicators for classification), a 350 m spacing for indicated resources and >500 m for inferred resources. In the opinion of the qualified person, the definitions and standards of the SAMREC Code are substantively similar to the definitions and standards of the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM Standards") which are recognized by the Canadian regulatory authorities and NI 43-101; and a reconciliation of the resources between the SAMREC Code and the CIM Standards does not provide a materially different result.

Technical reports in compliance with NI 43-101 documenting the Lebowa mineral reserves and resources and the Ga-Phasha mineral resources will be completed by Anooraq and filed on www.sedar.com within 45 days.

The Boikgantsho mineral resources, estimated according to CIM 2000, and announced in Anooraq News Release dated November 22, 2004. Samples were analysed by Acme Analytical Laboratories in Vancouver, BC. A technical report was filed on www.sedar.com in November 2004.

  MINERAL RESERVES AND RESOURCE

					Contained troy oz (millions)(5)
Table 1						Before	After
Lebowa(1)	Merensky Reef		UG2 Reef			transaction	transaction
Category	Mtonnes	g/t 4E	Mtonnes	g/t 4E	100%	50%	51%
Proved	17.5	4.29	30.6	5.33	7.6
Probable	5.5	4.31	11.9	5.23	2.8
Proved + Probable	23.0	4.29	42.5	5.3	10.4		5.3

Measured	20.8	5.74	83.3	6.77	21.9
Indicated	27.9	5.51	87.7	6.76	24.0
Measured +
Indicated	48.7	5.61	171.0	6.76	46.0		23.5
Inferred	113.9	5.34	155.2	6.73	53.2		27.1

Table 2
Ga-Phasha	Merensky Reef (2)		UG2 Reef (3)
Category	Mtonnes	g/t 4E	Mtonnes	g/t 4E
Measured	13.4	4.61	24.8	6.50	7.1
Indicated	27.6	5.33	57.4	6.55	16.8
Measured +
Indicated	41	5.09	82.2	6.53	23.9	12.0	12.2
Inferred	122.4	5.41	185.8	6.47	59.9	29.9	30.5

Table 3
Boikgantsho(4)		Platreef
Category	Mtonnes	g/t 3E	% Cu	% Ni
Indicated	176.4	1.35	0.08	0.13	7.6	3.8	3.9
Inferred	104	1.23	0.09	0.14	4.1	2.1	2.1

(1) Lebowa: Mineral reserves and resources as at December 31 2006. Lebowa mineral reserves are in addition to the mineral resources.
(2) Ga-Phasha: Merensky Reef mineral resources as at December 31 2006.
(3) Ga-Phasha: UG2 Reef mineral resources as at December 31 2006.
Ga-Phasha inferred mineral resources for Merensky and UG2 are for the Paschaskraal, Klipfontein, Avoca and DeKamp farms. UG2 mineral resources announced in Anooraq news release May 15, 2007 resources for UG2 did not include inferred resources for Avoca and DeKamp.
(4) Boikgantsho: As announced by Anooraq news release November 22, 2004, based on estimates under CIM 2000. Grades of indicated resources are Pt - 0.57 g/t; Pd - 0.69 g/t; Au - 0.09 g/t; Ni - 0.13% and Cu - 0.08%. Grades of inferred resources are Pt - 0.52 g/t; Pd - 0.63 g/t; Au - 0.09 g/t Ni - 0.14% and Cu - 0.09%.
The mineral resources are based on a US$20 gross metal value per tonne cut-off. Gross Metal Value per tonne (GMV/t) is sum of Pt, Pd, Au, Cu and Ni grades multiplied by the following metal prices: Pt - US$650/oz; Pd - US$250/oz; Au - US$375/oz; Ni - US$4/lb; Cu - US$1/lb . Metallurgical recoveries assumed to be 100%.
(5) Shows Anooraq's interest in contained ounces before and after this transaction.

4E is platinum (Pt) palladium (Pd) rhodium (Rh) and gold (Au). 3E is platinum palladium and gold.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

The American Stock Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward-looking statements. Although Anooraq believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Anooraq, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources

This news release also uses the terms "measured resources", "indicated resources" and ""inferred resources". Anglo Platinum and Anooraq advise investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under National Instrument 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.